EXHIBIT 99.1

Caledonia Mining Corporation Plc: Encouraging results from drilling at Blanket Gold Mine’s Eroica zone, including 8.6m at 15.56g/t, 13.44m at 6.62g/t and 22.32m at 4.03g/t

ST HELIER, Jersey, July 10, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN, AIM and VFEX: CMCL) is pleased to report encouraging results from the ongoing underground drilling program at Blanket Mine which currently targets depth extensions to the Eroica ore body. Approximately 5,600 meters (“m”) of drilling have been completed between January 2023 and the end of May 2023. Initial results indicate that the existing Eroica ore body continues at depth with grades and widths being generally better than expected.

Highlights of the results include:

Hole Identifier	Orebody Name *	Orebody Intersection		Core Length (m)	True width (m)	Gold Grade (g/t)	Orebody Intersection depth from surface (m)	End of Hole Depth (m)
		From (m)	To (m)
ERC750EX2303	ERCN_HW	262.7	278.3	15.6	8.6	15.56	891.4	356.3
ERC750EX2301	ERCN_HW	263.8	281.2	17.4	13.44	6.62	914.9	352.2
ERC750EX2206	ERCN_HW	203.9	246.5	42.6	22.32	4.03	870.3	281.3

* ERCN_HW – Eroica North Hanging Wall
The complete drilling results and locations are provided in Appendix 1 below

Deep level drilling at Blanket Mine was suspended several years ago due to underground logistical constraints and the impact of Covid-19 on contractor operations. Following completion of the Central Shaft and related infrastructure, deep level drilling resumed in January 2023 and is currently focussed on the Eroica ore body where a crosscut has been mined to allow optimal access to drill the deeper zones of the steeply-dipping ore body. Approximately 5,600m of drilling were completed between January 1, 2023 and May 30, 2023; approximately a further 12,900m are planned for the remainder of 2023.

At the Eroica zone, drilling from an exploration drive on the 750m level of the mine has focussed mainly on converting inferred resources to indicated resources, in addition to drilling areas outside of inferred resources as the mineralization extends to depth, between 850m and 1150m below surface (see diagram below and Figure 1 in Appendix 1). This is above the bottom of the new Central Shaft and therefore any resources that are identified in this area will be served by the planned Central Shaft infrastructure.

Diagram: Vertical Long Section of Blanket Mine, Showing the Main Orebodies, Mine Infrastructure, Highlighting (Inset Box) the Eroica zone Where Recent Drilling Has Taken Place

https://www.globenewswire.com/NewsRoom/AttachmentNg/dd1e0f23-0270-40f2-a811-c31af8d7ff0b

Overall, the results confirm the Eroica zone persists to depth as earlier modelled, and, encouragingly, the results indicate that grades and widths are significantly higher than previously thought.

In addition, the deepest hole drilled in the programme, hole ERC750EX2214, returned strong intersections some 120m vertically beneath the current inferred resource, which returned true widths of 5.78m grading 8.18 grams per tonne (“g/t”) gold and 8m grading 7.7g/t gold. The zone also remains completely open below these intersections.

These results, along with the results of further planned exploration, will be reflected in a revised mineral resource statement which will be published in due course.

Mark Learmonth, Caledonia’s Chief Executive Officer, commented on the initial drilling results:

“I am delighted with the results of the drilling campaign so far. In particular, the grades are very encouraging when compared to the historically achieved mining grades from Eroica which have been approximately 4-5g/t. The Central Shaft and related infrastructure are vital not only to increase production, but to give us the capacity to re-start exploration with a view to extending the life at Blanket Mine. We have invested heavily in Blanket Mine in the last 7 years, including investment in 2023 (which will be continued in 2024) in a new tailings facility with an anticipated life of approximately 14 years, to create a mine infrastructure which can sustain production beyond the current production horizon.

“These results are very encouraging and we look forward to receiving results from extension drilling at the Blanket ore bodies and also from the next phase of drilling.”

Appendix 1

Table 1
Individual drill results from deep drilling program at Blanket Mine

Hole Identifier	Orebody Name *	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	End of Hole Depth(m)
		From (m)	To (m)
ERC750EX2201	ERCN_HW	183.5	193.7	10.2	7.11	4.23	812.7	248.3
ERC750EX2202	ERCN_HW	170.4	177	6.6	6.29	1.96	810.1	254.4
ERC750EX2202	ERCN_FW	212.4	226.8	14.4	9.17	2.7	853.1	254.4
ERC750EX2203	ERCN_HW	204.45	221.45	17	10.36	2.82	841.4	260.3
ERC750EX2204	ERCN_HW	224.95	272.95	48	30.25	2.79	896.1	308.4
ERC750EX2205	ERCN_HW	208.3	232.9	24.6	13.48	3.63	871.1	290.5
ERC750EX2205	ERCN_FW	268.3	272.5	4.2	2.4	3.11	922.5	290.5
ERC750EX2206	ERCN_HW	203.9	246.5	42.6	22.32	4.03	870.3	281.3
ERC750EX2206	ERCN_FW	263.9	272.3	8.4	4.37	3.5	918.5	281.3
ERC750EX2207	ERCN_HW	218.9	223.5	4.6	3.06	10.33	864.9	290.3
ERC750EX2208	ERCN_HW	200.1	214.6	14.5	8.81	9.1	852.8	278.2
ERC750EX2209	ERCN_HW	199.5	208.3	8.8	4.49	3.64	831.0	254.1
ERC750EX2210	ERCN_HW	205.65	208.65	3	1.92	3.24	837.0	269.1
ERC750EX2211	ERCN_HW	232.1	233.9	1.8	1.26	2.17	849.4	287.1
ERC750EX2212	ERCN_HW	229.57	231.37	1.8	0.97	1.84	830.5	271.8
ERC750EX2213	ERCN_HW	221.2	221.8	0.6	0.30	4.47	825.7	271.8
ERC750EX2214	ERCN_HW	269.13	275.73	6.6	5.78	8.18	909.1	401.3
ERC750EX2214	ERCN_FW	294.33	308.13	13.8	8	7.7	933.1	401.3
ERC750EX2215	ERCN_HW	299.57	303.77	4.2	3.6	2.57	932.3	382.1
ERC750EX2216	ERCN_HW	292.6	310.9	18.3	12.9	3.76	924.5	377.0
ERC750EX2216	ERCN_FW	318.4	329.6	11.2	9.2	3.88	964.1	377.0
ERC750EX2301	ERCN_HW	263.8	281.2	17.4	13.44	6.62	914.9	352.2
ERC750EX2302	ERCN_HW	236.1	247.2	11.1	7.51	6.33	888.7	359.1
ERC750EX2303	ERCN_HW	262.7	278.3	15.6	8.6	15.56	891.4	356.3
ERC750EX2305	ERCN_HW	293.8	296.2	1.8	4.01	0.37	923.9	365.6
ERC750EX2306	ERCN_HW	237.6	242.4	4.8	3.06	2.51	869.7	350.3

* ERCN_HW – Eroica North Hanging Wall
* ERCN_FW – Eroica North Foot Wall

Table 2

Underground exploration drill hole; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length(m)	UTM Easting(m)	UTM Northing(m)	UTM Elevation(m)
ERC750EX2201	28.68	-65.74	248.3	697293.97	7694520.35	387.24
ERC750EX2202	122.15	-71.33	254.4	697294.02	7694518.55	387.28
ERC750EX2203	134.01	-66.13	260.25	697293.43	7694515.39	387.22
ERC750EX2205	64.65	-82.27	290.5	697294.22	7694518.74	387.20
ERC750EX2206	80.24	-82.13	281.3	697294.15	7694518.38	387.23
ERC750EX2207	25.10	-79.18	290.3	697293.05	7694519.71	387.15
ERC750EX2204	126.73	-81.37	308.35	697293.68	7694518.23	387.21
ERC750EX2208	21.35	-73.80	278.2	697292.55	7694520.03	387.25
ERC750EX2209	16.83	-63.62	254.1	697292.54	7694520.35	386.94
ERC750EX2210	13.81	-64.94	269.1	697292.47	7694520.36	386.96
ERC750EX2211	144.29	-60.21	287.05	697292.52	7694517.26	387.03
ERC750EX2212	151.74	-52.44	271.8	697292.14	7694516.75	386.99
ERC750EX2213	12.70	-53.74	304.9	697291.26	7694521.81	387.18
ERC750EX2214	101.48	-70.97	401.3	697206.10	7694514.52	388.00
ERC750EX2215	119.61	-68.33	398.1	697206.49	7694513.08	388.04
ERC750EX2216	97.17	-76.86	377.2	697206.09	7694514.30	387.98
ERC750EX2301	58.43	-73.25	352.2	697205.90	7694514.12	388.05
ERC750EX2302	63.22	-63.51	359.1	697206.09	7694514.99	388.10
ERC750EX2303	64.05	-64.99	356.3	697206.37	7694517.17	388.10
ERC750EX2304	40.08	-68.88	359.3	697205.73	7694517.32	388.14
ERC750EX2305	39.47	-70.26	365.5	697205.07	7694518.30	388.22
ERC750EX2306	44.84	-56.80	350.3	697206.27	7694517.19	388.00

Figure 1. Vertical Long Section of the Eroica Zone Showing Recent Drill Results

https://www.globenewswire.com/NewsRoom/AttachmentNg/8a30cad7-0712-4c4f-89de-9118cae3d534

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Qualified Persons

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Quality Assurance and Quality Control

Access to Blanket Mine premises is controlled by security personnel on the first gate. On the second gate, in addition to security, entry is gained by biometric entry system. Diamond drilling is performed by qualified diamond drillers under the supervision of a diamond drill foreperson. Drilled core is routinely brought to surface to the core shed where it is received and laid down. A qualified geological technician performs geotechnical logging while a qualified geologist logs the core and marks the portions for splitting. The core is split in half along the core axis using an electric core cutter equipped with a diamond saw cutter. The geologist marks the sample intervals, put tickets, insert standards and blanks. One half of the sample is put into a plastic sample bag and sealed with cable ties. The sampling information is entered into the database. The other half of the core is marked with sample intervals and sample numbers and returned to the core box and retained for future reference. The samples are put in marked grain bags and tied with cable ties.

Transportation is by road using mine vehicle to a SADCAS accredited testing laboratory (accreditation number TEST-05 0030) in Kwekwe, some 330km from Blanket Mine. A delivery note is signed as proof of dispatch.

Gold is analysed by a 50 grams fire assay with an Atomic Absorption (AA) finish. The laboratory also has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

Blanket Mine inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance.

When results are received, the assay results are painted against the sample numbers on the core retained.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company’s obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade mineral reserves and resources, expectations regarding the mine plan, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.